SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 11-K

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 000-22761

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PMA Capital Corporation 401(k) Plan
380 Sentry Parkway
Blue Bell, PA 19422

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PMA Capital Corporation
Mellon Bank Center, Suite 2800
1735 Market Street
Philadelphia, PA 19103--7590

REQUIRED INFORMATION

Financial statements and schedules for PMA Capital Corporation’s 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

PMA CAPITAL CORPORATION 401(k) PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

As of and for the years ended December 31, 2000 and 1999

PMA CAPITAL CORPORATION 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

Pages

Report of Independent Accountants	2

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	3

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2000 and 1999	4

Notes to Financial Statements	5-12

Supplemental Schedule:
Assets Held for Investment Purposes as of December 31, 2000	13-14

Report of Independent Accountants

To the Participant and Administrator of the
PMA Capital Corporation 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PMA Capital Corporation 401(k) Plan (the “Plan”) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financials statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 25, 2001

PMA CAPITAL CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	as of December 31,

	2000	1999

Investments, at fair value	$74,419,092	$73,650,163

Participant loans receivable	1,873,833	1,751,028

Cash and cash equivalents	343,774	173,857

Employer's contribution receivable	27,365	66,572

Participants' contributions receivable	189,689	179,183

Net assets available for benefits	$76,853,753	$75,820,803

The accompanying notes are an integral
part of the financial statements.

PMA CAPITAL CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	For the years ended December 31,

	2000	1999

Additions:
Investment Income:
Interest and dividends	$5,563,596	$4,911,842

Net appreciation (depreciation) in fair
value of investments	(6,731,746)	3,575,039

Contributions:
Participants	4,235,263	3,725,319
Participants rollovers	1,336,127	1,875,922

Employer	2,423,620	2,130,393

Total additions	6,826,860	16,218,515

Deductions:
Participant withdrawals	5,789,195	3,533,172

Administrative expenses	4,715	5,755

Total deductions	5,793,910	3,538,927

Net additions	1,032,950	12,679,588

Net assets available for benefits:
Beginning of year	75,820,803	63,141,215

End of year	$76,853,753	$75,820,803

The accompanying notes are an integral
part of the financial statements.

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the PMA Capital Corporation 401(k) Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan and is qualified under Section 401(a) of the Internal Revenue Code (“IRC”), allowing contributions to be made by participants on a before-tax basis under Section 401(k) of the IRC. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) rules and regulations.

Eligibility and Participation

Presently, all active regular full and part time employees of PMA Capital Corporation (the “Company”) and its affiliates are eligible to participate in the Plan upon commencement of their employment.

Contributions

Eligible employees and the Company make contributions to the Plan. Participants may authorize the Company to withhold up to a maximum of 15% of their compensation each year for employee pretax contributions to the Plan. In addition, participants may elect to have the Company withhold up to 10% of their compensation as a voluntary (after-tax) contribution. The combined maximum of pretax and after-tax contributions is 16% of each participant’s compensation. The Company, in turn, will make employer matching contributions on behalf of participants equal to $1.00 for each $1.00 of employee pretax or after-tax contributions, up to a maximum of 5% of each participant’s compensation. Contributions are subject to certain limitations.

Investment Options

During 2000, contributions were invested, at the election of the participants, in the following funds (the “Vanguard Funds”) which are managed by The Vanguard Group, an unrelated entity:

Vanguard Retirement Savings Trust: Seeks stability of principal and a high level of current income consistent with a two- to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments.

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Vanguard Morgan Growth Fund: Seeks long-term growth of capital by investing primarily in stocks of large and medium-size domestic companies whose revenue and/or earnings are expected to grow faster than those of the average company in the market.

Vanguard 500 Index Fund: Seeks to match the performance of a benchmark index that measures the investment return of large-capitalization companies. The Fund employs a passive management strategy designed to track the performance of the Standard &Poor’s 500 Composite Stock Price Index, which is dominated by the stocks of large U.S. companies. The Fund invests in the stocks that comprise the Index.

Vanguard Treasury Money Market Fund: Seeks to provide current income while maintaining liquidity and a stable share price of $1. The Fund invests solely in high-quality, short-term money market securities whose interest and principal payments are backed by the full faith and credit of the U.S. government.

Vanguard STAR Fund: Seeks to provide long-term growth of capital and income by investing in a diversified group of other Vanguard mutual funds: 60%-70% of its assets in stock funds; 20%-30% of its assets in two bond funds; and 10%-20% of its assets in short-term reserves through a short-term bond fund and a money market fund.

Vanguard Windsor II Fund: Primarily seeks to provide long-term growth of capital, and as a secondary objective, to provide some dividend income by investing in stocks of primarily large and medium-size companies considered undervalued by the Fund’s advisors.

Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in stocks of seasoned companies located outside the U.S., with above average potential for growth.

Vanguard LifeStrategy Growth Fund: Seeks to provide growth of capital and some current income. The Fund invests in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% to common stocks and 20% to bonds.

Vanguard Total Bond Market Index Fund: Seeks to match the performance of a broad, market-weighted bond index. The Fund employs a passively-managed investment approach, by holding a mix of bonds that seeks to match the performance of the Lehman Brothers Aggregate Bond Index.

Vanguard LifeStrategy Moderate Growth Fund: Seeks to provide growth of capital and a low to moderate level of current income. The Fund invests in other Vanguard funds according to a fixed formula that typically results in an allocation of about 60% of assets to common stocks and 40% to bonds.

PMA Capital Corporation Stock Fund: Seeks to provide the potential for long-term growth by investing in the Company’s Class A Common Stock and reinvestment of its dividends.

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Effective March 30, 2001 the Vanguard Treasury Money Market Fund, Vanguard LifeStrategy Growth Fund and Vanguard LifeStrategy Moderate Growth Fund were no longer available as investment options under the Plan. Effective January 1, 2001 the Vanguard Extended Money Market Fund, Vanguard Explorer Fund and Vanguard Total International Stock Index Fund were added to the investment options available under the Plan.

The Self-Directed Fund was only available to participants who had balances in self-directed funds as of December 31, 1992. By June 2001, all participants in the Self-Directed Fund transferred their account balances out of the Fund. The Self-Directed Fund was closed and dropped from the Plan in June 2001. The Self-Directed Fund was administered by the Vanguard Group on behalf of the participants.

Vesting

When a participant attains age 65, becomes disabled as defined by the Company’s long-term disability plan, or dies, the full value of the employer’s matching contributions, allocated to the account, plus actual earnings thereon, becomes vested to the participant (or to the participant’s beneficiary in the event of death) and is nonforfeitable. Prior to the occurrence of such an event, the value of the employer’s matching contributions will vest to a participant based on their years of service, as indicated in the following table:

Less than 1 year	0%
1 year	10%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

An employee’s contributions, plus actual earnings thereon, are always 100% vested and nonforfeitable.

Plan participants who cease to be employees are entitled to withdraw participant contributions, including allocated net realized and unrealized gains and losses. In addition, such former employees are entitled to their vested value of allocated Company contributions and earnings thereon, based on years of service.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Allocation of Investment Income and Realized Gains and Losses

Invested assets of the Plan are valued at the end of each business day, by adjusting the account of each member to reflect any appreciation or depreciation in the fair market value or income or losses of the funds. Member accounts are adjusted in proportion to the balance in each member’s account as

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

compared to the total account balances of all members’accounts. The allocation is also affected by the timing of transfers, loans, repayments and distributions. Member accounts in the self-directed fund were valued based on the gains or losses of the individual member’s account.

Withdrawals and Distributions

Withdrawals and distributions of vested account balances are made in the following manner upon retirement, termination, death or disability. Generally, the participant’s vested account balance will be distributed in the form of a single lump sum cash payment. However, participants may elect to receive payment in the form of an annuity or to leave the money in the plan subject to Internal Revenue Service (“IRS”) minimum distribution rules. To the extent amounts are invested in the PMA Capital Corporation Stock Fund (“Company Stock Fund”), a participant may elect to receive such amounts in the Company’s Class A Common Stock or cash.

Plan participants may elect to borrow up to the lesser of 50% of their available vested balance or $50,000 minus their highest outstanding loan balance during the prior twelve month period under the Plan. Participants may apply for two loans each plan year, however, no more than two loans may be outstanding at any one time. These interest-bearing loans are secured by the participant’s account balance and are repaid through payroll deductions. The interest rate for all loans is the prime rate in effect on the first business day of the month of the loan application. The maximum loan amounts, repayment terms, and other restrictions are determined in accordance with the IRC.

Disposition of Forfeiture

Forfeitures of Company contributions, resulting from the termination of participants with less than fully vested rights under the Plan, are applied to reduce future employer matching contributions. The amount of such forfeited nonvested accounts totaled approximately $89,138 and $37,373 at December 31, 2000 and 1999 respectively.

Plan Termination

While the Company has not expressed any intent to discontinue the Plan, it may do so at any time, subject to the provisions of ERISA. In the event of such discontinuance, Plan participants would become fully vested in the Company’s contributions and the related investment income.

2.	Summary of Significant Accounting Policies

The following accounting policies conform with generally accepted accounting principles. The financial statements of the Plan are prepared using the accrual method of accounting.

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Valuation and Income Recognition

Investments in the Vanguard Funds are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Investments in the Self-Directed Fund (principally equity securities) were carried at fair value based on quoted market prices. Purchases and sales of securities were reflected on a trade-date basis. Gains and losses on the sale of securities were determined using the average cost of investments.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Participant Loans Receivable

Participant loans receivable are recorded at the original loan amount, plus accrued interest, less subsequent principal and interest repayments.

Payment of Withdrawals

Withdrawals are recorded when paid.

Administrative Expenses

The Company pays certain administrative expenses incurred by the Plan.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Risk and Uncertainties

The Plan provides various investment options in funds that invest in stocks, bonds, fixed income instruments and other mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of the investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3.	Investments

During 2000 and 1999, the Plan’s investments, (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2000	1999
Vanguard Mutual Funds	$(6,559,984)	$3,585,029
PMA Capital Corporation Stock Fund	(174,220)	22,517
Self-Directed Fund	2,458	(32,507)

Total	$(6,731,746)	$3,575,039

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Investments at December 31, are as follows:

	2000
	UNITS/ SHARES	FAIR VALUE

Vanguard Morgan Growth Fund	879,065	$15,014,414	*
Vanguard 500 Index Fund	133,574	16,277,370	*
Vanguard Treasury Money Market Fund	1,191,847	1,191,847
Vanguard STAR Fund	397,379	7,077,323	*
Vanguard Windsor II Fund	311,570	8,474,703	*
Vanguard International Growth Fund	166,856	3,148,577
Vanguard LifeStrategy Growth Fund	96,370	1,887,887
Vanguard Total Bond Market Index Fund	202,611	2,018,004
Vanguard LifeStrategy Moderate Growth Fund	87,105	1,501,697
Vanguard Retirement Savings Trust	16,010,970	16,010,970	*
PMA Capital Corporation Stock Fund	77,119	1,330,297
Self-Directed Fund: Equity Securities		486,003

Total		$74,419,092

	1999
	UNITS/ SHARES	FAIR VALUE

Vanguard Morgan Growth Fund	662,116	$15,175,695	*
Vanguard 500 Index Fund	123,161	16,667,325	*
Vanguard Treasury Money Market Fund	1,431,859	1,431,859
Vanguard STAR Fund	361,110	6,575,805	*
Vanguard Windsor II Fund	331,971	8,289,323	*
Vanguard International Growth Fund	131,779	2,963,717
Vanguard LifeStrategy Growth Fund	77,891	1,667,643
Vanguard Total Bond Market Index Fund	179,063	1,711,840
Vanguard LifeStrategy Moderate Growth Fund	62,829	1,142,237
Vanguard Retirement Savings Trust	16,045,662	16,045,662	*
PMA Capital Corporation Stock Fund	60,449	1,201,428
Self-Directed Fund: Equity Securities		777,629

Total		$73,650,163

*Indicates that investment is in excess of 5% of net assets available for the plan benefits as of December 31, 2000 and 1999 as applicable.

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.

5.	Tax Status

The IRS has determined and informed the Company by a letter dated December 13, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Form 5500
Schedule H, Part IV, Item 4i

PMA CAPITAL CORPORATION 401(k) PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
as of December 31, 2000

UNITS/ SHARES	Description of Investment	Fair Value

	Registered Investment Companies

879,065	Vanguard Morgan Growth Fund*	$15,014,414

133,574	Vanguard 500 Index Fund*	16,277,370

1,191,847	Vanguard Treasury Money Market Fund*	1,191,847

397,379	Vanguard STAR Fund*	7,077,323

311,570	Vanguard Windsor II Fund*	8,474,703

166,856	Vanguard International Growth Fund*	3,148,577

96,370	Vanguard LifeStrategy Growth Fund*	1,887,887

202,611	Vanguard Total Bond Market Index Fund*	2,018,004

87,105	Vanguard LifeStrategy Moderate Growth Fund*	1,501,697

	Tax-Exempt Collective Trust
16,010,970	Vanguard Retirement Savings Trust*	16,010,970

	Company Stock Fund
77,119	PMA Capital Corporation Stock Fund*	1,330,297

*Indicates a party-in-interest.

Form 5500
Schedule H, Part IV, Item 4i

PMA CAPITAL CORPORATION 401(k) PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
as of December 31, 2000, continued

Number of Shares/ Face Amount	Description of Investment	Fair Value

	Self-Directed Fund: Equity Securities

500	Altera Corp.	13,157
1,400	Conseco Inc.	18,463
1,100	Dell Computer Corp.	19,182
6,899	Dollar General Corp.	130,212
750	Dollar Tree Stores	18,375
100	Express Scripts Inc.	10,206
900	Leggett & Platt Inc.	17,044
293	MBNA Corp.	10,823
300	Merrill Lynch & Co Inc.	20,456
300	Microsoft Corp.	13,031
900	Orthodontic Center of America	28,125
700	T. Rowe Price Assoc. Inc.	30,538
300	Raymond James Financial Inc.	10,463
902	Roper Industries Inc.	29,812
1,500	Salton Inc.	31,032
400	Standard Pacific Corp.	9,350
4,500	Staples Inc.	53,159
400	Tellabs Inc.	22,575

	Total Equity Securities	486,003

	Participant Loans
1,873,833	(interest rates range from 6.0% to 10.9%)	1,873,833

	Total Investments	$76,292,925

Exhibits

Exhibits are listed in the Index to Exhibits appearing on page E-1.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

PMA Capital Corporation 401(k) Plan

Date: June 26, 2001	By: /s/ Francis W. McDonnell
Francis W. McDonnell,
Senior Vice President, Chief
Financial Officer and Treasurer of
PMA Capital Corporation, and a
Plan Trustee

Index to Exhibits

Number	Description	Method of Filing
23	Consent of Independent Accountants	Filed herewith